

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via Facsimile
Mr. Matt Kelly
Chief Financial Officer
Bravo Enterprises Ltd.
35 South Ocean Avenue
Patchogue, NY 11772

> **Re:** **Bravo Enterprises Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 000-13577**

Dear Mr. Kelly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 17

1.   We note that you have provided your management's report on internal control over financial reporting to comply with Item 308(a) of Regulation S-K. However, Item 307 of Regulation S-K requires your certifying officers to also assess the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please disclose the conclusions reached by your certifying officers regarding the effectiveness of your disclosure controls and procedures.

2.   Please comply with Item 308(c) of Regulation S-K which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Form 10-Q for the Fiscal Quarter ended September 30, 2013

Controls and Procedures, page 19

3.   We note your certifying officers evaluated the effectiveness of your disclosure controls and procedures as of September 30, 2013. Please disclose your certifying officers' conclusion regarding the effectiveness of your disclosure controls and procedures to comply with Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief